Contact

www.linkedin.com/in/nathan-bocock-090097a (LinkedIn)
www.grayfoxstrategic.com (Company)

Top Skills

Negotiation
Budgets
Microsoft Excel

Nathan Bocock

Gray Fox Strategic
Columbia, South Carolina Metropolitan Area

Summary

Experienced Franchisee with a demonstrated history of working in the transportation/trucking/railroad industry. Strong sales professional skilled in Negotiation, Coaching, Sales, Management, and Leadership.

Experience

Gray Fox Strategic

Chief Executive Officer
January 2020 - Present (2 years 10 months)
South Carolina, United States

Purpose Equity

Managing Director
March 2021 - Present (1 year 8 months)
Columbia, South Carolina Metropolitan Area

JackBe

Board Member
March 2022 - Present (8 months)
Oklahoma City, Oklahoma, United States

The Driveway Company Franchising

Franchisee
October 2020 - Present (2 years 1 month)
Columbia, South Carolina Metropolitan Area

The Driveway Company is a one-stop opportunity for your concrete repair and maintenance needs. We’ve been repairing and renewing driveways for over 30 years.

Smash My Trash®

Franchisee
December 2019 - Present (2 years 11 months)
South Carolina

TWO MEN AND A TRUCK®

12 years 1 month

Franchisee

March 2012 - Present (10 years 8 months)

VA, NC, SC, GA, FL, TX

Sales and Operations

October 2010 - August 2012 (1 year 11 months)

Crawlspace Medic

Franchisee

June 2018 - December 2020 (2 years 7 months)

North Carolina, United States

Frank B. Norris & Co., Inc.

Agent - Property & Casualty

July 2006 - September 2010 (4 years 3 months)

Sales

Education

Darla Moore School of Business

Bachelor's degree, Finance, General · (2002 - 2006)